SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period August 12, 2003 to August 21, 2003

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing the cash distribution for September 15, 2003 and updating the oil hedging program.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

August 21, 2003	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
SEPTEMBER 15, 2003 AND UPDATES OIL HEDGING PROGRAM

(Calgary, August 20, 2003) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable September 15, 2003 will be Cdn$0.21 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is August 27, 2003 and the record date is August 29, 2003.

The September 15, 2003 distribution of Cdn$0.21 per trust unit is equivalent to approximately US$0.15 per unit using a U.S./Canadian dollar exchange ratio of 1.39. The actual US dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution represents cash flow generated during the month of July, 2003. Cash distributions paid over the past 12 months now total Cdn$2.60 per trust unit or approximately US$1.78 per trust unit before withholding taxes.

Pengrowth also announced today the completion of a new oil hedge for an additional 1,000 bbls per day from January 1, 2004 to December 31, 2004 at an average price of Cdn$38.25 per bbl (WTI basis). Pengrowth now has 9,500 bbls per day of oil hedged for 2004 at an average price of Cdn$38.11 per bbl representing approximately 40% of 2003 daily oil production.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191